INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 13, 2021

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Trust” or “Registrant”) (File Nos. 333-191476 and 811-22894) on behalf of the Abraham Fortress Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Di Angelo Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 16, 2021, and September 24, 2021, and by Mr. Jeffrey Foor of the staff of the Commission by telephone on September 3, 2021, September 29, 2021 and October 6, 2021, regarding Post-Effective Amendment No. 250 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on July 16, 2021, with respect to the Abraham Fortress Fund, a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses

1.	In footnote 3 to the Fees and Expenses Table, please confirm that the contractual fee waiver and/or expense reimbursement for the Fund is effective for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the contractual fee waiver and/or expense reimbursement for the Fund will be effective until October 13, 2023, and the Registrant has revised the Fees and Expenses Table and the Example as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Class I		Class K		Class C
Shareholder Fees (paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None		None		None
Maximum deferred sales charge (load)		None		None		1.00%[1]
Redemption fee		None		None		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.50%		0.50%		0.50%
Distribution and service (Rule 12b-1) fees		None		None		1.00%
Other expenses[2]		0.34%		0.24%		0.34%
Shareholder servicing fee	0.10%		None		0.10%
All other expenses	0.24%		0.24%		0.24%
Total annual fund operating expenses		0.84%		0.74%		1.84%
Fees waived and/or expenses reimbursed[3]		(0.09)%		(0.09)%		(0.09)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[3]		0.75%		0.65%		1.75%

[1]	Class C Shares are subject to a contingent deferred sales charge (“CDSC”) of 1.00% on any shares sold within 12 months of the date of purchase.
[2]

“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates. “Other expenses” include expenses of the Fund’s Subsidiary (defined below). The Advisor receives no compensation for the services it provides to the Subsidiary. “Other expenses” do not include direct costs or indirect costs associated with any over-the-counter derivatives that provide the Fund with exposure to the Diversifying Strategy (defined below), either directly or through the Subsidiary, which is the primary manner in which the Fund intends to obtain exposure to the Fund’s Diversifying Strategy. Costs associated with such derivative instruments include any fee paid to the Fund’s counterparty and the fees and expenses associated with the trading programs in the Diversifying Strategy. Such costs, which are not reflected in the Annual Fund Operating Expenses table, are deducted from the return of any such derivative instruments and, therefore, represent an indirect cost of investing in the Fund. Investors should note that the cost of any investment in a derivative instrument such as a total return swap may fluctuate from time to time. In addition to the derivative counterparty fees, the advisor anticipates that any investment in the Diversifying Strategy through a derivative instrument will indirectly subject the Fund to aggregate management fees and performance-based incentive fees. Based on the fee structure of the Predecessor Fund (defined below) for the 12 months ended June 30, 2021, the aggregate weighted average management fee, including fees to the counterparty, and the weighted average incentive performance fee associated with the Diversifying Strategy were approximately 1.57% of the Diversifying Strategy’s notional exposure and 20.71% of the Diversifying Strategy’s trading profits, respectively. Incentive/performance fees cannot be meaningfully estimated but generally range from 15% to 30% of the trading profits of the Diversifying Strategy.

[3]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, fees and costs associated with derivatives, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation expenses)) do not exceed 0.75%, 0.65%, and 1.75% of the average daily net assets of Class I, Class K and Class C shares of the Fund, respectively. This agreement is effective until October 13, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Class I Shares	$77	$250
Class K Shares	$66	$218
Class C Shares	$278	$561

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years
Class C Shares	$178	$561

2.	In footnote 2 to the Fees and Expenses Table, please provide an estimate of the costs of the derivative instruments as percentage of the Fund’s assets for the first fiscal year.

Response: The Registrant has revised footnote 2 to the Fees and Expenses Table as presented in the response to comment #1 above.

3.	Please state in your written response whether the Diversifying Strategy is the key or primary contributor to the Fund’s performance. If so, please provide derivative costs of the Diversifying Strategy based on the proposed assets for the Fund.

Response: The Registrant has received confirmation from Abraham Trading Company (“Abraham”), the Fund’s advisor, that stocks have been the primary contributor to the Predecessor Fund’s performance since its inception in July 2018. In addition, Abraham expects that the Fund’s investments across multiple asset classes and the Diversifying Strategy will contribute to the Fund’s performance and that derivatives are not expected to be the primary contributor.

4.	In the Example, the calculated costs appear to be based on a one-year term for the contractual fee waiver and/or expense reimbursement, whereas the disclosures elsewhere indicate that the term of the contractual fee waiver and/or expense reimbursement will extend beyond one year. Please ensure that the calculated costs are based on the actual term of the contractual fee waiver and/or expense reimbursement.

Response: The Registrant confirms the contractual fee waiver and/or expense reimbursement is effective until October 13, 2023. The Registrant has revised the costs in the Example accordingly, as presented in the response to comment #1 above.

5.	In the Example, please verify that the costs shown for the Class C shares for the one-year period are accurate.

Response: The Registrant has revised the costs shown for the Class C shares in the Example, as presented in the response to comment #1 above.

Principal Investment Strategies

6.	In the first sentence of the first paragraph under “Principal Investment Strategies,” please revise the disclosure to indicate that the Fund’s advisor attempts to protect and grow Fund capital.

Response: The Registrant has revised the sentence as follows:

In pursuing the Fund’s investment objective, Abraham Trading Company (the “Advisor”)~~, generally attempts for the Fund to have~~seeks to create a balanced portfolio ~~that allocates~~by allocating investments among various asset classes in an attempt to ~~order to~~ protect and grow Fund capital.

7.	The Fund’s principal investment strategies indicate that the Fund may invest in exchange-traded funds (“ETFs”). Please confirm whether any acquired fund fees and expenses (“AFFE”) need to be added to the Fees and Expenses Table.

Response: The Registrant confirms that at the outset of the Fund, the Fund’s investments in ETFs and other investment companies are expected to be less than 0.01% of the average net assets of the Fund; therefore, no AFFE line item is currently necessary in the Fees and Expenses Table.

8.	The first sentence of the fourth paragraph under “Principal Investment Strategies” states, “[t]he Advisor expects to implement its Diversifying Strategies through accessing a broad variety of trading strategies/programs that seek to generate positive returns over time but usually (although not always) have low correlations to the returns of equities and fixed income markets. Please add clarifying disclosure that, in the Advisor’s view, the trading strategies/programs have low correlations to the returns of equities and fixed income markets.

Response: The Registrant has revised the sentence as follows:

The Advisor expects to implement its Diversifying Strategies through accessing a broad variety of trading strategies/programs that seek to generate positive returns over time ~~but~~and, in the Advisor’s view, usually (although not always) have low correlations to the returns of equities and fixed income markets.

9.	The last sentence of the fifth paragraph under “Principal Investment Strategies” states, “[a]pplicable federal tax requirements generally limit the degree to which the Fund may invest in the Subsidiary to an amount not exceeding 25% of its total assets.” In light of this statement, please explain the Fund’s allocation of up to 30% in the Diversifying Strategies.

Response: The Registrant confirms that the Fund’s investments in the Subsidiary will not exceed 25% of the Fund’s total assets. The disclosure with respect to the Diversifying Strategies states that the Fund may invest 10-30% of its total assets in the Diversifying Strategies either directly or through the Subsidiary. Separate disclosure states that the Fund’s investments in the Subsidiary will be limited to 25% of the Fund’s total assets. The Registrant believes that those two statements are not inconsistent with one another because both the Fund and the Subsidiary are permitted to invest in the Diversifying Strategies.

Performance

10.	Please add a statement that the performance shown is that of the Abraham Fortress Fund, LP (the “Predecessor Fund”), and please add the date when the Predecessor Fund will reorganize into the Fund. In addition, please disclose that the Fund’s objectives, policies, guidelines and restrictions are in all material respects equivalent to those of the Predecessor Fund. Please consider moving the first sentence of the second paragraph to the first paragraph.

Response: The Registrant has revised the disclosure as follows:

The Fund intends to commence operations and offer shares of the Fund for public sale following the reorganization of the Abraham Fortress Fund, LP (the “Predecessor Fund”), a Delaware limited partnership, on October 13, 2021. The Predecessor Fund’s performance has been adjusted to reflect the total annual fund operating expenses after waiving fees and/or reimbursing expenses for the Fund’s Class I and Class C shares, as set forth in the Fees and Expenses table, which are higher than the Predecessor Fund’s expenses. The total annual fund operating expenses after waiving fees and/or reimbursing expenses for the Fund’s Class K shares are the same as those of the Predecessor Fund. The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Predecessor Fund’s performance from year to year for Class K Shares, and by showing how the average annual total returns of each class of the Predecessor Fund compare with the average annual total returns of the MSCI ACWI Index, the Bloomberg Barclays U.S. Aggregate Bond Index and the 70/30 Blended Index, as defined below. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ. The Predecessor Fund ~~which~~ commenced operations on July 1, 2018. ~~(the "Predecessor Fund"), into the Fund. The reorganization of the Predecessor Fund into the Fund is expected to occur on [October 1], 2021~~. The Fund’s objectives, policies, guidelines and restrictions are materially equivalent to those of the Predecessor Fund. The Predecessor Fund was not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and therefore was not subject to certain restrictions imposed by the 1940 Act on registered investment companies and by the Internal Revenue Code of 1986 on regulated investment companies. If the Predecessor Fund had been registered under the 1940 Act, the Predecessor Fund’s performance may have been adversely affected. The performance results of the Fund’s shares will be reported once the Fund has been in operation for at least one complete calendar year.

~~The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Predecessor Fund’s performance from year to year for Class K Shares and by showing how the average annual total returns of each class of the Predecessor Fund compare with the average annual total returns of the MSCI ACWI Index, the Bloomberg Barclays U.S. Aggregate Bond Index and the “70/30 Blended Index”, as defined below. The bar chart shows the performance of the Predecessor Fund with the same expenses as the Fund’s Class K shares. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ.~~ The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website, www.abrahamtrading.com, or by calling the Fund at 1-844-323-8200.

11.	Please confirm that the performance disclosure will satisfy the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) requirements. The requirements are as follows: (a) confirm that the Predecessor Fund was created for the purpose other than to establish a performance record, such as when and why it was created; (b) confirm whether there were other accounts or funds that were materially equivalent to the Predecessor Fund managed by the advisor, and if there were, explain why those accounts or funds were not selected for conversion into the Fund and why the Predecessor Fund was; (c) confirm what section of the 1940 Act the Predecessor Fund relied upon to be exempt from registration; (d) confirm whether the Predecessor Fund will transfer substantially all of its assets to the Fund; (e) confirm whether the advisor for the Fund was the advisor for the Predecessor Fund for the entire period; (f) confirm whether the advisor believes that the Predecessor Fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”); and (g) confirm that the advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: (a) The Registrant has obtained confirmation from Abraham that the Predecessor Fund was created as a vehicle for protecting capital and achieving long-term capital appreciation for Abraham’s private account clients, and not for the purpose of establishing a performance record. The Predecessor Fund commenced operations on July 1, 2018.

(b) The Registrant has obtained confirmation from Abraham that there were no other materially equivalent accounts or funds managed by Abraham that were available for conversion into the Fund. Abraham has represented that it currently does not provide investment management services to other funds or separately managed accounts that have similar objectives and policies as the Fund.

(c) Prior to the conversion into the Fund, the Predecessor Fund has relied on the exemption from registration under Section 3(c)(1) of the 1940 Act.

(d) The Registrant confirms that the Predecessor Fund will transfer all of its assets to the Fund.

(e) The Registrant confirms that Abraham has served as the advisor to the Predecessor Fund since the Predecessor Fund commenced operations.

(f) The Registrant has obtained confirmation from Abraham that it believes that the Predecessor Fund, although not required to, likely would have been able to comply with the investment restrictions imposed by Subchapter M of the Code, or could have made adjustments to Predecessor Fund investments to comply with those restrictions without having caused the Predecessor Fund to materially deviate from its investment objective or strategies.

(g) The Registrant has obtained confirmation from Abraham that it has the records to support the calculations of the performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Advisers Act.

12.	Please consider moving the first sentence of the second paragraph to the first paragraph.

Response: The Registrant has moved the first sentence of the second paragraph to the first paragraph, as presented in the response to comment #10 above.

13.	In the calendar-year total return heading to the bar chart and in the disclosure below the bar chart indicating the calendar year-to-date return as of June 30, 2021, please remove references to the “Predecessor Fund.”

Response: The Registrant has made the requested revisions.

14.	Please disclose whether the returns are presented net of the Predecessor Fund’s fees and expenses, or if the returns were adjusted to reflect the Fund’s total annual fund operating expenses. The returns may only be adjusted using the Fund’s total annual fund operating expenses if such expenses are equal to or higher than the Predecessor Fund’s fees and expenses.

Response: The Registrant has added the following sentence to the first paragraph, as presented in the response to comment #10 above:

The Predecessor Fund’s performance has been adjusted to reflect the total annual fund operating expenses after waiving fees and/or reimbursing expenses for the Fund’s Class I and Class C shares, as set forth in the Fees and Expenses table, which are higher than the Predecessor Fund’s expenses. The total annual fund operating expenses after waiving fees and/or reimbursing expenses for the Fund’s Class K shares are the same as those of the Predecessor Fund.

15.	Since the Fund is adopting the performance of the Predecessor Fund, the Average Annual Total Returns should reflect the prior performance for each share class of the Fund, not just the share class receiving the assets from the Predecessor Fund.

Response: The Registrant confirms that the Average Annual Total Returns included in the Amendment reflect the prior performance for each share class of the Fund.

16.	Describe supplementally whether Abraham made any investment strategy changes to the Predecessor Fund within the one-year period prior to the filing of the Fund’s Registration Statement on July 16, 2021, and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (for example, transfers of assets or cash infusions) of the Predecessor Fund within the one-year period prior to the date the Fund’s Registration Statement was filed. Further, if any investor in the Predecessor Fund redeemed from the Predecessor Fund within the one-year period prior to the date the Fund’s Registration Statement was filed, please disclose whether the investor was able to invest in another account with similar investment strategies to that of the Predecessor Fund.

Response: (a) The Registrant has received confirmation from Abraham that there were no investment strategy changes to the Predecessor Fund during the 12 months prior to June 30, 2021.

(b) The Predecessor Fund’s asset level as of June 30, 2020, was approximately $30 million and the Predecessor Fund’s asset level as of June 30, 2021, was approximately $48 million. The increase in asset levels was due to investment performance as well as additional investments in the Predecessor Fund.

(c) The Registrant has received confirmation from Abraham that redemptions by the limited partners from the Predecessor Fund during the one-year period prior to the filing of the Fund’s Registration Statement were not reinvested in other accounts or vehicles managed by Abraham. The Registrant has also received confirmation from Abraham that the Predecessor Fund was the only account or client managed by Abraham during the 12 months prior to June 30, 2021.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

17.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been made to the Item 9 disclosure.

18.	With respect to the Subsidiary, disclose in the Registration Statement:

•	that the investment advisor to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an “investment adviser” to the Fund, as that term is defined in Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is the advisor to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.
•	any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. Also, the principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.
•	that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
•	that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). Identify the custodian for the Subsidiary.

Response: The Registrant confirms that the investment advisory agreement between the Subsidiary and Abraham is included as an exhibit to the Registration Statement. In addition, the principal investment strategies and principal risks for the Fund reflect the aggregate operations of the Fund and the Subsidiary.

The following disclosure is included in the Fund’s Prospectus and Statement of Additional Information (“SAI”):

The Advisor is responsible for the Subsidiary’s day-to-day business pursuant to an investment advisory agreement between the Subsidiary and the Advisor (the “Subsidiary Investment Advisory Agreement”). The Advisor complies with the provisions of Section 15 of the 1940 Act relating to the Subsidiary Investment Advisory Agreement, and the Subsidiary Investment Advisory Agreement provides for automatic termination upon the termination of the Advisory Agreement with the Fund.

To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same investment restrictions and limitations (on an aggregate basis with the Fund), and follow the same compliance policies and procedures, as the Fund.

The Subsidiary complies with Section 8 of the 1940 Act governing investment policies and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Fund. The Subsidiary also complies with Section 17 of the 1940 Act governing affiliated transactions and custody. Because the Subsidiary invests in some of the investments described in this SAI, the Fund will be directly or indirectly exposed to such investments. For that reason, references in the SAI to investments by, and activities and risks of the Fund may also include investments by, and activities and risks of, the Subsidiary.

19.	Please confirm in the correspondence that (a) the financial statements of the Subsidiary will be consolidated with those of the Fund, (b) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (c) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (d) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms the following: (a) the financial statements of the Subsidiary will be consolidated with those of the Fund; (b) any management fee (including any performance fee) of the Subsidiary is included in the “Management Fees” and the Subsidiary’s expenses are included in “Other Expenses” in the Fund’s prospectus fee table; (c) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (d) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records.

MANAGEMENT OF THE FUND

Investment Advisor

20.	In the second paragraph, please clarify the disclosure regarding the dates of the founding of Abraham and when its owner began managing the strategy. In addition, please remove the reference to peak assets, as it could be confusing.

Response: The Registrant has revised the disclosure as follows:

Abraham Trading Company is an investment management company founded in 1990. The company is managed and ~~owned~~controlled by Salem Abraham. ~~Abraham Trading succeeded~~ Salem Abraham began managing~~, who had individually managed money beginning in 1988. Since 1988, Salem Abraham and Abraham Trading have managed~~ portfolios on behalf of families, individuals, foundations, endowments, mutual funds, pensions, and other institutional investors in 1988. From 1988 to 2019, Salem Abraham and his successor, Abraham Trading Company, managed the Abraham Diversified Program, a managed futures hedge fund strategy~~with peak assets reaching approximately $635 million in July 2011~~. The average annual assets in the Abraham Diversified Program were $293 million between 2010 and 2019. Since its founding in 1990, Abraham Trading Company has been registered with the National Futures Association and the CFTC as a Commodity Pool Operator and as a Commodity Trading Advisor.

Prior Performance for Similar Accounts Managed by the Advisor

21.	The Fortress Strategy performance history reflects the proprietary performance of (i) the Pickens-Abraham Foundation Account from January 1, 2008, through June 30, 2018, and (ii) the proprietary performance of the Abraham Fortress Fund, LP beginning July 1, 2018. With respect to the Pickens-Abraham Foundation account:

a)	Please explain whether the portion of the Pickens-Abraham Foundation Account managed by Abraham was a separate, autonomous, and distinct pool of assets and whether there were separate financial statements maintained for the portion managed by Abraham. If the portion managed by Abraham was not a separate, autonomous, and distinct pool of assets, then the Pickens-Abraham Foundation Account performance should not be included.
b)	Please confirm whether Abraham, the advisor, or Salem Abraham personally managed the portion of the Pickens-Abraham Foundation Account. If it was managed by Abraham, the advisory firm the performance of the Pickens-Abraham Foundation Account should be presented together with the Abraham Fortress Fund, LP performance in accordance with the Nicholas-Applegate II No-Action Letter. If the Pickens-Abraham account was managed personally by Salem Abraham, please comply with disclosures under the Bramwell No-Action Letter.
c)	Please confirm and disclose that there were no other substantially similar accounts. Specifically, please confirm whether the “Abraham Diversified Program, a managed futures hedge fund” stated under “Investment Adviser” section of the Prospectus is not substantially similar to the investment strategies of the Pickens-Abraham Foundation Account and the Abraham Fortress Fund, LP.
d)	Please explain what happen to the Pickens-Abraham Foundation Account after June 2018.
e)	Please confirm the performance of the Pickens-Abraham Account reflects all fees and expenses (i.e., was the 0.65% all the fees and expenses).
f)	In addition, please add disclosure clarifying what the volatility table is showing (i.e., that it is not the performance of the Abraham Fortress Fund, LP or the Pickens-Abraham Foundation Account). Also, please modify the format of the volatility table to distinguish it from the average annual total returns table and include the periods parenthetically under each column of the table (i.e., state the date and year parenthetically for the one, five, 10 and since inception column).

Response: The Registrant confirms the following:

a)	The Registrant has received confirmation from Abraham that (1) the Pickens-Abraham Foundation was a joint foundation established in 2008 by Salem Abraham and Boone Pickens to fund scholarships for high school students, (2) Abraham’s portion of the foundation was a separate, autonomous and distinct pool of assets managed by Abraham and Boone Pickens’ portion of the foundation was separately managed by Boone Pickens, and (3) separate accounting books and records were maintained for each pool of assets.
b)	The Registrant has received confirmation from Abraham that Abraham, the advisor, managed the portion of the Pickens-Abraham Foundation Account from January 1, 2008 through June 30, 2018. Therefore, the performance of the Pickens-Abraham Foundation Account is presented together with the Abraham Fortress Fund, LP performance in accordance with the Nicholas-Applegate No-Action Letter.
c)	The Registrant has received confirmation from Abraham that the “Abraham Diversified Program, a managed futures hedge fund” is not substantially similar to the investment strategies of the Pickens-Abraham Foundation Account and the Abraham Fortress Fund, LP and there were no other substantially similar accounts managed by Abraham.
d)	In July 2018, Abraham launched the Abraham Fortress Fund, LP and began managing investments with investment objectives, policies, and strategies substantially similar to those of the portion of the Pickens-Abraham Foundation managed by Abraham. In July, 2018, Abraham began liquidating its investments in the portion of the Pickens-Abraham Foundation managed by Abraham. As these investments were liquidated, money was then invested in the Abraham Fortress Fund, LP. By March 2019, approximately 80% of the portion of the Pickens-Abraham Foundation managed by Abraham was invested in the Abraham Fortress Fund, LP; by May 2019, approximately 95% was invested.

With respect to the other portion of the Pickens-Abraham Foundation that was managed by Boone Pickens, following the death of Boone Pickens in September 2019 a portion of this account was moved to the T. Boone Pickens Foundation, and the balance of the account continued in the Pickens-Abraham Foundation which was then managed by Abraham. The Pickens-Abraham Foundation was subsequently renamed the Salem & Ruth Ann Abraham Foundation. As of June 30, 2021, over 95% of the Salem & Ruth Ann Abraham Foundation’s asset were invested in the Abraham Fortress Fund LP.

e)	The Registrant has received confirmation from Abraham that the performance of the Pickens-Abraham Foundation Account and the Abraham Fortress Fund, LP reflects all fees and expenses and the disclosure has been modified to reflect this.
f)	The Registrant has added an introductory paragraph to the volatility table and has indicated that the information shown in this table is not the returns of the Pickens-Abraham Foundation Account and Abraham Fortress Fund, LP. The Registrant has modified the table in order to distinguish it from the average annual total returns table and include the requested periods parenthetically under each column of the table.

The Registrant has revised the disclosure as follows:

Prior Performance for Similar Accounts Managed by the Advisor

The following table sets forth performance data relating to the historical performance of all accounts managed by the Advisor for the periods indicated that have investment objectives, policies, and strategies substantially similar to those of the Fund. The data is provided to illustrate the past performance of the Advisor in managing substantially similar accounts as measured against a market index and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.

The accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended (the “1940 Act”), or Subchapter M of the Internal Revenue Code of 1986, as amended. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.

The composite returns below were calculated in accordance with recognized industry standards which are calculated differently than the SEC method for calculating performance for registered investment companies. Monthly returns of the composite combine the individual accounts’ returns (calculated on a time-weighted rate of return basis) by asset weighting each account’s asset value as of the beginning of the month. Annual returns are calculated by geometrically linking (i.e., calculating the product of) the monthly returns.

Average Annual Total Returns

For the Period Ended December 31, 2020

	One Year	Five Years	Ten Years	Since Inception (1/1/2008)
Fortress Strategy
Net Returns, after fees/expenses*	13.40%	9.80%	7.09%	5.97%
MSCI ACWI Index (Reflects No Deductions for Fees, Expenses or Taxes)	16.25%	12.26%	9.13%	5.88%
Bloomberg Barclays U.S. Aggregate Bond Index (Reflects No Deductions for Fees, Expenses or Taxes)	7.51%	4.44%	3.84%	4.31%
70/30 Blended Index (Reflects No Deduction for Fees, Expenses or Taxes)	14.28%	10.13%	7.75%	5.74%

*	The net returns for the composite are shown net of all actual fees and expenses. The fees and expenses of accounts included in the composite are the same as the anticipated operating expenses of Class K shares of the Fund.

The Fortress Strategy performance history reflects the proprietary performance of the portion of the Pickens-Abraham Foundation account managed by the Advisor (the “Account”) from January 1, 2008 through June 30, 2018 and the proprietary performance of the Abraham Fortress Fund, LP (the “Fortress LP”) beginning July 1, 2018. The Account commenced operations on January 1, 2008 and had an investment strategy substantially similar to that of the Fortress LP. The performance of the Account from January 2008 through June 2018 is net of all actual ~~applicable~~ fees and expenses, and was retroactively adjusted on a pro forma basis to reflect the 0.65% annual management fee of the Fortress LP. Returns of the Fortress LP are reported net of all actual ~~applicable~~ fees and expenses (including a 0.65% annual management fee). ~~Performance is expressed in U.S. dollars.~~

Volatility (Standard Deviation)

Volatility is one way to measure risk and refers to the variability of a fund’s or the market’s returns. An investment’s volatility is commonly measured by standard deviation. Standard deviation provides the probable range of anticipated returns based on the performance fluctuations over previous time periods (for example, 1-year, 3-year, or 5-year). Investments with the lowest levels of standard deviation would be considered very conservative (less volatile), while investments with higher levels of standard deviation would be considered more growth oriented and aggressive in nature (more volatile).

The table below compares the volatility (standard deviation) of the Fortress Strategy to those of various indices for the one-, five-, and ten-year periods, and since inception period ended December 31, 2020. A lower percentage indicates a lower volatility while a higher percentage indicates a higher volatility. For example, for the one-year period shown in the table below, the volatility of the Fortress Strategy was 9.57% as compared to 26.01% for the MSCI ACWI Index, 3.41% for the Bloomberg Barclays U.S. Aggregate Bond Index and 18.48% for the 70/30 Blended Index, and indicates that the Bloomberg Barclays U.S. Aggregate Bond Index had the lowest volatility and the MSCI ACWI Index had the highest volatility for that period. The information provided in the table below does not reflect the performance of the Fortress Strategy.

Volatility	Fortress Strategy	MSCI ACWI Index	Bloomberg Barclays U.S. Aggregate Bond Index	70/30 Blended Index
1-yr (12/31/19 – 12/31/20) Standard Deviation	9.57%	26.01%	3.41%	18.48%
5-yr (12/31/15-12/31/20) Standard Deviation	9.45%	15.08%	3.16%	10.62%
10-yr (12/31/10 – 12/31/20) Standard Deviation	7.88%	14.07%	2.93%	9.88%
Since Inception (1/1/08-12/31/20) Standard Deviation	8.44%	17.12%	3.27%	12.12%

~~The volatility measures shown represent the annualized standard deviation of monthly returns since inception. In general, the higher the standard deviation, the greater the volatility of return.~~

The MSCI ACWI Index captures large to mid-cap representation across 23 Developed Markets countries (as determined by MSCI) (including the United States) and 23 Emerging Markets countries (as determined by MSCI). The index covers approximately 85% of the global equity opportunity set.

The Bloomberg Barclays U.S. Aggregate Bond Index is a measure of the performance of the US dollar denominated investment grade bond market.

The 70/30 Blended Index is a blend of 70% MSCI ACWI Index and 30% Bloomberg Barclays US Aggregate Bond Index.

22.	Please explain the basis for the showing the volatility comparison.

Response: The Registrant believes that the inclusion of the volatility comparison provides a balanced presentation of the risk associated with an investment in either the Fortress LP or Pickens-Abraham Foundation Account compared to various indices.

23.	Please confirm that the Advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) of the Advisers Act.

Response: The Registrant has obtained confirmation from Abraham that it has the records to support the calculations of the prior performance as required by Rule 204-2(a)(16) under the Advisers Act.

SAI

Financial Statements

24.	Please file a post-effective amendment pursuant to Rule 485(a) of the Securities Act of 1933, as amended, to provide the Predecessor Fund’s financial statements pursuant to Regulation S-X Rule 6-11, including the reporting periods under Rule 6-11(b)(2)(ii) in advance for the Commission’s review. In addition, please include the supplemental financial information required under Regulation S-X Rule 6-11 in the SAI.

Response: As requested, the Registrant will include the Predecessor Fund’s 2020 audited financial statements and the unaudited interim June 30, 2021, financial statements in the Amendment. In addition, the Registrant has added the following to the SAI:

Comparison Fee Tables

The following shows the actual fees and expenses for the Predecessor Fund based on the Predecessor Fund’s assets as of its semi-annual period ended June 30, 2021, as well as the pro-forma expenses of the Fund following the reorganization. As the Fund has not yet commenced operations as of the date of this SAI, the “Other Expenses” shown for the Fund are estimates.

	Predecessor Fund			Fund
	Class A	Class B	Class F	Class K
Shareholder Fees (fees paid directly from your investment)
Wire fee	N/A	N/A	N/A	$20
Overnight check delivery fee	N/A	N/A	N/A	$25
Retirement account fee (annual maintenance fee)	N/A	N/A	N/A	$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%[1]	0.50%[1]	None[1]	0.50%
Other expenses	--	--	--	0.24%[2]
Total annual fund operating expenses	0.65%	0.50%	None	0.74%
Fee waivers and expense reimbursement	--	--	--	(0.09)%[3]
Total annual fund operating expenses after fee waivers and expense reimbursement	0.65%	0.50%	None	0.65%[3]

[1]	The General Partner of the Predecessor Fund receives a monthly management fee equal to 1/12 of 0.65% (0.65% annually) of the month-end net asset value of Class A units and a monthly management fee equal to 1/12 of 0.50% (0.50% annually) of the month-end net asset value of Class B units. Limited Partners that hold Class F units are not assessed a management fee.

[2]	“Other expenses” have been estimated for the current fiscal year. Actual expenses may differ from estimates. “Other expenses” include expenses of the Fund’s Subsidiary. The Advisor receives no compensation for the services it provides to the Subsidiary. “Other expenses” do not include direct costs or indirect costs associated with any over-the-counter derivatives that provide the Fund with exposure to the Diversifying Strategy, either directly or through the Subsidiary, which is the primary manner in which the Fund intends to obtain exposure to the Fund’s Diversifying Strategy. Costs associated with such derivative instruments include any fee paid to the Fund’s counterparty and the fees and expenses associated with the trading programs in the Diversifying Strategy. Such costs, which are not reflected in the Annual Fund Operating Expenses table, are deducted from the return of any such derivative instruments and, therefore, represent an indirect cost of investing in the Fund. Investors should note that the cost of any investment in a derivative instrument such as a total return swap may fluctuate from time to time. In addition to the derivative counterparty fees, the advisor anticipates that any investment in the Diversifying Strategy through a derivative instrument will indirectly subject the Fund to aggregate management fees and performance-based incentive fees. Based on the fee structure of the Predecessor Fund for the 12 months ended June 30, 2021, the aggregate weighted average management fee, including fees to the counterparty, and the weighted average incentive performance fee associated with the Diversifying Strategy were approximately 1.57% of the Diversifying Strategy’s notional exposure and 20.71% of the Diversifying Strategy’s trading profits, respectively. Incentive/performance fees cannot be meaningfully estimated but generally range from 15% to 30% of the trading profits of the Diversifying Strategy.

[3]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, fees and costs associated with derivatives, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation expenses)) do not exceed 0.75%, 0.65%, and 1.75% of the average daily net assets of Class I, Class K and Class C shares of the Fund, respectively. This agreement is effective until October 13, 2023, and it may be terminated before that date only by the Trust’s Board of Trustees. The advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by the advisor to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

The reorganization will not result in a material change to the Predecessor Fund’s investment portfolio due to the investment restrictions of the Fund. In particular, each security held by the Predecessor Fund is eligible to be held by the Fund. As a result, a schedule of investments of the Predecessor Fund modified to show the effects of the change is not required and is not included.

There are no material differences in accounting policies of the Predecessor Fund as compared to those of the Fund.

25.	With respect to the schedule of investments, please confirm all footnotes required by Regulation S-X Article 12-12 have been included, specifically footnote 8 regarding restricted securities which requires disclosure of the cost and acquisition date of each security.

Response: The Registrant confirms that the December 31, 2020, and June 30, 2021, Schedule of Investments now include the costs and acquisition date for the restricted securities.

26.	With respect to the schedule of total return swaps, please disclose the value and upfront payments and receipts in accordance with Regulation S-X 12-13(c).

Response: The Registrant has added columns titled “Upfront Payments/Receipts” and “Value” to the schedule of total return swaps. The Registrant has received confirmation from Abraham that there were no upfront payments or receipts for the total return swaps.

PART C

27.	Please include the consent of the independent registered public accounting firm for the Predecessor Fund as an exhibit in the Fund’s next Registration Statement filing.

Response: As requested, the consent of independent registered public accounting firm is included an exhibit in the Amendment.

**************

The Registrant intends to file the Amendment on or about October 12, 2021, for the Commission’s review as well as a request that the effectiveness of the Amendment be accelerated to October 13, 2021.

If you have any questions or additional comments, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com. Thank you.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary